10 Peachtree Place NE Atlanta, GA 30309

January 9, 2017

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549
Attn:	Jennifer Thompson Accounting Branch Chief Office of Consumer Products

Re:	Southern Company Gas
Form 10-K for the Fiscal Year Ended December 31, 2015 (“Form 10-K”)
Filed February 11, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016 (“Form 10-Q”)
Filed November 4, 2016
File No. 1-14174

Dear Ms. Thompson:
The following is the response of Southern Company Gas (the “Registrant”) to the comments on the Form 10-K and the Form 10-Q, transmitted in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 22, 2016. We are submitting this letter on behalf of the Registrant, and the terms “we,” “us,” and “our” in the following responses refer to the Registrant.
Form 10-K for the Fiscal Year Ended December 31, 2015

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Note 9 - Debt and Credit Facilities, page 83

SEC COMMENT:

1.	We note your disclosure indicating that debt securities issued through your wholly-owned finance subsidiary AGL Capital are fully and unconditionally

Securities and Exchange Commission
January 9, 2017

guaranteed by the Company. Please revise to clarify whether this wholly owned finance subsidiary is 100% owned. Refer to the guidance outlined in Rule 3-10(b)(4) of Regulation S-X.
RESPONSE:
The entity is “100% owned” within the meaning of Rule 3-10(h)(1) of Regulation S-X. Accordingly, in future filings, we will revise to clarify that this entity is “100% owned”.
Form 10-Q for the Quarterly Period Ended September 30, 2016
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS
Combined Operating Results, page 13
SEC COMMENT:

2.
The presentation of your predecessor and successor periods on a combined basis for the year-to-date period ended September 30, 2016 does not appear to be appropriate due to the change in basis in the underlying financial statements. Please revise your current presentation and discussion of results of operations here and throughout your filing to separately present the predecessor and successor periods with a clear delineation and explanation of the differences between the two periods. You may wish to consider whether such disclosure should be supplemented by pro forma financial information presented in a format consistent with Article 11 of Regulation S-X. Such information, including any discussion on a pro forma basis, should only be provided on a supplemental basis to the stand-alone discussion of the GAAP operating results for the successor and predecessor periods.

RESPONSE:
Since the change in basis occurred on July 1, 2016 (the date of the acquisition by The Southern Company), the successor period in the year-to-date period ended September 30, 2016 is the same as the third quarter of 2016, which was separately presented and discussed in the Form 10-Q, and the predecessor period is the same as the year-to-date period ended June 30, 2016, which was previously presented and discussed in the Form 10-Q for the quarterly period ended June 30, 2016 (the “Second Quarter Form 10-Q”). The impact from pushdown accounting, which resulted in the change in basis on July 1, 2016, was limited primarily to revenues, amortization expense and interest expense, all of which could easily be identified and explained in period-over-

Securities and Exchange Commission
January 9, 2017

period variances. Based on these factors, we presented the 2016 year-to-date period on a combined basis that included both the predecessor and successor periods as we tried to provide the simplest and most meaningful analysis of our year-to-date financial results and comparison to the same period in 2015.
We considered whether it would be useful to provide supplemental pro forma financial information based on the nature of the pro forma adjustments to be made and the overall meaningfulness of any such supplemental pro forma discussion. Based on the limited impact from pushdown accounting, both in terms of the nature of the changes and materiality (expected impact of less than 10% of operating income and net income in 2016), we determined that the supplemental pro forma financial information was not necessary. In the Form 10-Q, we believe we have appropriately and adequately explained and/or quantified the impact of pushdown accounting throughout management’s discussion and analysis of financial condition and results of operations wherever it affected our financial position and results of operations.
In future filings, we will revise the presentation of our 2016 year-to-date period to (a) delineate the successor and predecessor periods, (b) delete all presentations of and references to the combined period, (c) include separate analysis and discussion for the predecessor period from January 1, 2016 through June 30, 2016, which was previously provided in the Second Quarter Form 10-Q, and (d) provide analysis and discussion for the successor period from July 1, 2016, which includes the impact of pushdown accounting.
Combined Operating Results, page 13
SEC COMMENT:

3.
On page 14, you present what appears to be a non-GAAP income statement to reconcile your non-GAAP measures operating margin and EBIT. Please revise your presentation to reconcile your non-GAAP measures without providing what appears to be a full income statement. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE:
The consolidated results table on page 14 was meant to show reconciliations of two different non-GAAP measures: (a) a reconciliation of operating margin to operating income and (b) a reconciliation of EBIT to net income. Since both reconciliations involved essentially all items included in the income statement, from operating revenue to net income, the presentation became inadvertently similar to a full income statement. Also, the format of these reconciliations presented non-GAAP measures first followed by the most directly comparable GAAP measures as we reconciled from non-GAAP measures to GAAP measures. In future filings, we will revise the reconciliation to (a) separately show the two reconciliations, (b) include only relevant items from the income

Securities and Exchange Commission
January 9, 2017

statement in the reconciliations, and (c) present the most directly comparable GAAP measures first in the reconciliations. The following is an example of these proposed revisions.

	Successor	Predecessor	Successor	Predecessor
			July 1, 2016	January 1, 2016
	Third Quarter	Third Quarter	through September 30,	through June 30,	Year-to-Date
	2016	2015	2016	2016	2015
	(in millions)	(in millions)	(in millions)	(in millions)
Operating Income	$12	$59	$12	$321	$530
Other operating expenses (A)	396	379	396	815	1,146
Revenue tax expense (B)	(8)	(8)	(8)	(56)	(81)
Adjusted Operating Margin	$400	$430	$400	$1,080	$1,595

(A)	Adjusted for the following operating expenses: other operations and maintenance, depreciation and amortization, taxes other than income taxes, and merger-related expenses.

(B)	Adjusted for Nicor Gas' revenue tax expenses, which are passed through directly to customers.

	Successor	Predecessor	Successor	Predecessor
			July 1, 2016	January 1, 2016
	Third Quarter	Third Quarter	through September 30,	through June 30,	Year-to-Date
	2016	2015	2016	2016	2015
	(in millions)	(in millions)	(in millions)	(in millions)
Consolidated Net Income Attributable to Southern Company Gas	$4	$11	$4	$131	$246
Net income attributable to
noncontrolling interest	—	1	—	14	15
Income taxes	7	7	7	87	150
Interest expense, net of amounts
capitalized	39	43	39	96	129
EBIT	$50	$62	$50	$328	$540

SEC COMMENT:

4.
Please revise to begin your reconciliations with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE:
See our response to the SEC Comment No. 3 above.

Securities and Exchange Commission
January 9, 2017

SEC COMMENT:

5.
We note that you present a non-GAAP measure entitled “operating margin,” which appears similar to the term used in US GAAP, “gross margin.” Please tell us how your presentation complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

RESPONSE:
We described “operating margin” on page 11 by clearly illustrating its computation and stating that it is a non-GAAP measure to ensure the users of the Form 10-Q distinguish “operating margin” from “gross margin” used in US GAAP. The terms “operating margin,” “margin” and “gross margin” are commonly used by other registrants in the power and utility industry to describe the similar non-GAAP measure as “operating margin” included in the Form 10-Q.
In order to further distinguish this non-GAAP measure from the term used in US GAAP, we will revise the description to “adjusted operating margin” in future filings (see proposed revisions in response to the SEC Comment No. 3 above). We believe the addition of the word “adjusted” provides further clarity that this is a non-GAAP measure.

Segment Information, page 17

SEC COMMENT:

6.
We note that the segment measure of profitability reported in your financial statements pursuant to ASC 280 is segment EBIT. In this section, you present non-GAAP “operating margin” by segment. Please refer to the guidance in Question 104.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures revised May 17, 2016 and revise to comply with Item 10(e)(1) of Regulation S-K for all of your non-GAAP measures, including “operating margin” by segment.

RESPONSE:
We presented a reconciliation of “operating margin” to operating income (the most directly comparable GAAP measure) on a consolidated basis on page 14. In future filings, we will include a reconciliation of “operating margin” of each segment to operating income. As discussed in our response to the SEC Comment No. 5 above, we will also change “operating margin” to “adjusted operating margin” in this reconciliation. The following is an example of such proposed disclosure.

Securities and Exchange Commission
January 9, 2017

	Successor
	Third Quarter 2016
	Gas distribution	Gas marketing	Wholesale gas	Gas midstream		Intercompany
	operations	services	services	operations	All other	elimination	Consolidated
	(in millions)
Operating Income	$69	$(6)	$(18)	$(4)	$(29)	$—	$12
Other operating expenses (a)	292	51	10	13	31	(1)	396
Revenue tax expense (B)	(8)	—	—	—	—	—	(8)
Adjusted Operating Margin	$353	$45	$(8)	$9	$2	$(1)	$400

	Predecessor
	Third Quarter 2015
	Gas distribution	Gas marketing	Wholesale gas	Gas midstream		Intercompany
	operations	services	services	operations	All other	elimination	Consolidated
	(in millions)
Operating Income	$85	$11	$18	$(16)	$(39)	$—	$59
Other operating expenses (a)	264	37	15	25	39	(1)	379
Revenue tax expense (B)	(8)	—	—	—	—	—	(8)
Adjusted Operating Margin	$341	$48	$33	$9	$—	$(1)	$430

	Successor
	July 1, 2016 through September 30, 2016
	Gas distribution	Gas marketing	Wholesale gas	Gas midstream	All	Intercompany
	operations	services	services	operations	other	elimination	Consolidated
	(in millions)
Operating Income	$69	$(6)	$(18)	$(4)	$(29)	$—	$12
Other operating expenses (a)	292	51	10	13	31	(1)	396
Revenue tax expense (B)	(8)	—	—	—	—	—	(8)
Adjusted Operating Margin	$353	$45	$(8)	$9	$2	$(1)	$400

	Predecessor
	January 1, 2016 through June 30, 2016
	Gas distribution	Gas marketing	Wholesale gas	Gas midstream	All	Intercompany
	operations	services	services	operations	other	elimination	Consolidated
	(in millions)
Operating Income	$351	$109	$(69)	$(9)	$(61)	$—	$321
Other operating expenses (a)	616	81	33	24	65	(4)	815
Revenue tax expense (B)	(56)	—	—	—	—	—	(56)
Adjusted Operating Margin	$911	$190	$(36)	$15	$4	$(4)	$1,080

	Predecessor
	Year-to-Date 2015
	Gas distribution	Gas marketing	Wholesale gas	Gas midstream		Intercompany
	operations	services	services	operations	All other	elimination	Consolidated
	(in millions)
Operating Income	$415	$115	$66	$(21)	$(45)	$—	$530
Other operating expenses (a)	879	122	52	48	49	(4)	1,146
Revenue tax expense (B)	(81)	—	—	—	—	—	(81)
Adjusted Operating Margin	$1,213	$237	$118	$27	$4	$(4)	$1,595
(A) Adjusted for the following operating expenses: other operations and maintenance, depreciation and amortization, taxes other than income taxes, and merger-related expenses.
(B) Adjusted for Nicor Gas' revenue tax expenses, which are passed through directly to customers.

Securities and Exchange Commission
January 9, 2017

*          *          *

We appreciate the assistance the Staff has provided with its comments on the Form 10-K and the Form 10-Q. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.
Please direct any further questions or comments you may have regarding these filings to the undersigned, Elizabeth W. Reese, at 404-584-3180.

Very truly yours,

SOUTHERN COMPANY GAS

/s/Elizabeth W. Reese

By: Elizabeth W. Reese
Executive Vice President and
Chief Financial Officer